

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Via Email
Haoji Xia
Chief Executive Officer
FitwayVitamins, Inc.
c/o Chongquing Zhongbao Investment Group Limited Liability Company
No. 7 Minsheng Road, Yuzhong District
Chongqing, The People's Republic of China

> **Re:** **FitwayVitamins, Inc.**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed March 25, 2011**
> **File No. 0-54204**

Dear Mr. Xia:

We have reviewed your amendment filed March 25, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Item 4.01 Form 8-K Filed March 25, 2011

1. We note you disclosed the material weaknesses in your internal control over financial reporting as a reportable event pursuant to Item 304(a)(1)(v) of Regulation S-K. Please revise your Form 8-K to also disclose whether (i) a committee of the board of directors, or the board of directors, discussed the subject matter of each reportable event with DJG and (ii) whether you authorized DJG to respond fully to inquiries of the successor accountant concerning the subject matter of each reportable event and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

2. Please file an updated letter from DJG as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

3. Please note that you must respond in writing to the comments in our letter dated March 18, 2011 and in this letter. Merely filing an amendment to your Form 8-K is not an adequate response. Please submit your written response as correspondence on EDGAR as required by Rule 101 of Regulation S-T. As previously requested, in connection with responding to our comments, please provide a written statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief